December 3, 2010

Ms. Keira Nakada
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Rexahn Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
Schedule 14A filed April 26, 2010
File No. 001-34079

Dear Ms. Nakada:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”), this letter responds to the oral comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 11, 2010 regarding Question 5 of the Staff’s letter to Dr. Chang Ahn dated September 17, 2010, and our response letter dated October 15, 2010. Set forth below is a summary of the Staff’s oral comments in bold type, followed by our response.

Staff’s Comment and Company’s Response

As it relates to Question 5 of the comment letter dated September 17, 2010 and the response dated October 15, 2010, please document why the right to receive additional shares are considered freestanding instruments, and can be accounted for separately from the common stock issued, and therefore, the stock issued should be classified as equity. Also, please do an analysis to determine whether Topic 480 or Topic 815 applies for the classification of the right to receive additional shares. If the conclusion is that Topic 815 does not apply, please illustrate this using the guidance in paragraphs 11a and 12 of FAS 133.

As we addressed in our response dated October 15, 2010, we concluded that the anti-dilution make whole provision (the “written put”) was considered a liability under ASC Topic 480. ASC Topic 480 is only applicable to freestanding financial instruments; hence, we were first required to determine whether the written put was considered a freestanding instrument.

In the hierarchy of accounting considerations related to the classification and measurement of the financial instruments, if the financial instruments are not considered to be within the scope of ASC Topic 480, then other accounting standards, such as ASC Topic 815, would apply. Accordingly, we first considered whether the financial instruments were within the scope of ASC Topic 480.

Ms. Keira Nakada
December 3, 2010

As outlined in the Securities Purchase Agreement, the written put operates as follows:

If, at any time prior to the second anniversary of the Closing Date, the Company issues additional shares of stock at an effective price that is less than $1.40, as adjusted for stock dividends, combinations, splits and recapitalizations, then we are required to issue to the purchaser an additional number of shares of common stock equal to (i) the quotient of the purchase price divided by the diluted purchase price minus (ii) the initial shares, as adjusted by the Company for any stock dividend, combination, split, recapitalization.

Accordingly, if we enter into a dilutive issuance, the purchaser receives additional shares of common stock based on a formula which includes the number of initial shares; however, the initial shares do not change. In addition, according to the terms of the agreement, the purchaser, as defined in the Securities Purchase Agreement by name, is entitled to the additional shares of common stock issued upon a dilutive issuance. Therefore, even if the purchaser assigns their initial shares to a third party, the purchaser would be entitled to the additional shares to be issued upon a dilutive issuance by virtue of their right under the Securities Purchase Agreement.

As defined in the Glossary for ASC Topic 480, a freestanding instrument is a financial instrument that meets either of the following conditions:

(a)	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions

(b)	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable

We have concluded with the assistance of counsel that the anti-dilution rights granted in Section 5.7(a) of the Securities Purchase Agreements dated December 17, 2007 and March 20, 2008 are considered severable and freestanding from the shares of common stock issued pursuant to the agreements. The Securities Purchase Agreements were structured to provide the Purchasers with contractual rights to receive additional shares of Common Stock, upon the occurrence of a dilutive issuance, without regard to whether the Purchasers continue to own the initial shares of common stock so long as the agreements remain in effect. In making the determination that the anti-dilution provisions were legally detachable and separately exercisable, we considered the following:

1.
The anti-dilution provisions in Section 5.7(a) use a formula to calculate the Make-Whole Number which does not use or reference the Purchaser’s current holdings of common stock, but instead refers to the number of initial shares of common stock purchased by the purchaser, as adjusted for traditional anti-dilution provisions such as stock splits, dividends, recapitalizations and the like (the “initial adjusted shares”). Hence, during the period in which the anti-dilution provisions are effective, the number of shares that would be received by the purchaser is dependent on the number of initial adjusted shares and not their current holdings of common stock. This formula supports the determination that the anti-dilution right is a separate contractual right that exists separate and apart from the purchasers continued ownership of the common stock.

Ms. Keira Nakada
December 3, 2010

2.
The Securities Purchase Agreement provides the Purchasers with the right to sell their shares of common stock to a third party once the sale is in compliance with the Securities Act of 1933; however, the transfer of the anti-dilution right requires the Company to affirmatively approve the transfer in accordance with Section 7.5 of the Agreement.

3.
The only connection between the anti-dilution right and the common stock issued pursuant to the Agreements is in the survival portion of Section 7.8 in which the representations, warranties and covenants (including the anti-dilution rights) cease to be effective once the Purchaser sells or transfers 50% or more of the shares of common stock purchased. Accordingly, a Purchaser could sell or transfer up to 49% of the shares of common stock issued pursuant to the Agreements and still receive the full Make Whole Number of shares as provided in Section 5.7 of the Agreement.

Pursuant to the terms of the Securities Purchase Agreements, the written put is legally detachable. In addition, any shares of common stock issued due to a dilutive issuance are payable to the initial purchaser; hence, the written put is considered separately exercisable since the purchaser could retain the shares paid in accordance with the written put even if they assign their initial shares of common stock to a third party. Accordingly, the common stock and the written put could be exercised separately. Since the written put was entered into in conjunction with the sale of common stock and it is legally detachable and separately exercisable, it meets the definition of a freestanding instrument under ASC Topic 480.

We also considered whether the written put should be accounted for separately or combined with the initial shares of common stock when determining the proper accounting for the instruments. ASC Paragraph 480-10-25-15 specifies that a freestanding financial instrument that is within the scope of ASC Topic 480 is prohibited from being combined with another freestanding financial instrument unless the combination is required under the provisions of ASC Topic 815. Rather, the instruments would be evaluated separately on a contract-by-contract basis for purpose of applying ASC Topic 480.

ASC Topic 815 generally does not provide for combination of separate financial instruments to be evaluated as a unit unless two or more derivative instruments have been entered into in lieu of a structured transaction in an effort to circumvent other applicable GAAP. In order to determine if ASC Topic 815 was applicable, we first considered whether the instruments met the definition of derivative instruments. The written put meets the definition of a derivative instrument because it contains an underlying variable, a notional amount, no initial net investment and it requires net settlement. An outstanding share of common stock, however, is not a derivative instrument. Accordingly, we determined the transaction was not within the scope of ASC Topic 815 because it involved only one derivative instrument, the written put, which was considered to be a freestanding instrument.

Ms. Keira Nakada
December 3, 2010

In addition, ASC Topic 480 provides examples of certain instruments that are outside the scope of ASC Topic 480 including the issuance of puttable stock or a collar with an outstanding share of common stock. When a written put feature and an outstanding share of common stock are considered two separate freestanding instruments, then only the written put would be within the scope of ASC Topic 480 and the outstanding share would be outside the scope.  ASC Paragraph 480-10-25-15 provides a specific example which we believe to be comparable to our transaction in which a freestanding written put option that is classified as a liability under ASC Topic 480 should not be combined with an outstanding equity share. Since our common stock is not puttable stock and the written put is a freestanding instrument, we analyzed the common stock and the written put separately rather than combining the two financial instruments as a unit.

After determining that the written put was a freestanding instrument, we analyzed the written put and the common stock separately under the guidance of ASC Topic 480 to determine if they required liability classification. ASC Paragraph 480-10-25-14 provides that a financial instrument, other than an outstanding share, that embodies a conditional obligation that the issuer may settle by issuing a variable number of its equity shares should be classified as a liability if at inception, the monetary value of the obligation is based solely or predominantly on one of three criteria. As outlined further in our response dated October 15, 2010, we concluded that the written put met the requirements for liability classification because it met two of the required criteria: 1) its value moves inversely with the value of the underlying common stock which, under ASC Topic 480, is not consistent with the general concepts or criterion for equity classified financial instruments and 2) the written put involved a fixed monetary amount known at inception. We analyzed the common stock separately and determined there were no terms or conditions associated with the common stock that warranted classification outside of stockholder’s equity pursuant to ASC Topic 480. Accordingly, the written put was required to be classified as a liability and recorded at fair value each reporting period, while the common stock achieved equity classification at inception.

As addressed in ASC Paragraph 815-40-15-3(e), the hierarchy of accounting considerations related to the classification and measurement of the financial instruments requires the application of ASC Topic 815, only if the financial instruments are not considered to be within the scope of ASC Topic 480. Since the written put was within the scope of ASC Topic 480, further analysis under ASC 815 is not applicable.

Ms. Keira Nakada
December 3, 2010

In evaluating the materiality of the affects of accounting for both the anti-dilution features (“AD”) associated with the shares of common stock and the freestanding warrants as liabilities, the Company followed the guidance provided in Staff Accounting Bulletin No. 99-Materiality (“SAB 99”). Based upon the analysis detailed below, the Company has concluded that, in the aggregate, the affect of accounting for the AD features as a liability is both quantitatively and qualitatively immaterial and, as a result, the restatement its financial statements is not warranted.

Rexahn is a clinical stage biopharmaceutical company that falls within the guidance of ASC 915, “Development Stage Entities.”  The Company’s core business is the development of its drug candidates. It has not generated any product revenues and has incurred negative cash flows from operations since its inception and expects to incur substantial losses in the future as a result of its emphasis on the development of it current and new drug candidates. It has been dependent on the private placement of its stock to fund its research and development efforts and has no debt on its balance sheet.

In coming to its conclusion, the Company has assessed both quantitative and qualitative factors.

The quantitative analysis below details the impact on, accumulated deficit, equity and net loss since the December 2007 common stock placement. The impact is variable due to the required mark-to-market adjustments at each period end, which results in swings (both positive and negative) in the amounts of the Company’s, accumulated deficit, equity and net loss.

The table below shows the impact on the results for the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2010. The impact is greatest in 2007 and becomes less significant in 2008 and 2009. By the third quarter of 2010, the impact was even less significant quantitatively. This was due to a combination of factors, which included a smaller mark-to-market adjustment and the fact that the AD features associated with both the December 2007 and March 2008 had expired prior to September 30, 2010. The warrants have a three-year exercise period. Some of the warrants were exercised in early 2010. The Company believes that because the AD features have expired and the remaining warrants will either be exercised or will expire within the next few months, the future impact will be minimal.

Ms. Keira Nakada
December 3, 2010

December 31, 2007 ($000’s)
	As Reported	If Adjusted	Dollar Impact	% Impact
Accumulated Deficit	$(24,994)	$(28,151)	$(3,157)	(13%)
Total Equity	$6,752	$3,595	$(3,157)	(47%)
Net Loss	$(4,304)	$(7,461)	$(3,157)	(73%)

December 31, 2008 ($000’s)
	As Reported	If Adjusted	Dollar Impact	% Impact
Accumulated Deficit	$(29,906)	$(34,415)	$(4,509)	(15%)
Total Equity	$2,705	$(1,804)	$(4,509)	(150%)
Net Loss	$(4,912)	$(6,264)	$(1,352)	(28%)

December 31, 2009 ($000’s)
	As Reported	If Adjusted	Dollar Impact	% Impact
Accumulated Deficit	$(36,294)	$(39,465)	$(3,171)	(9%)
Total Equity	$8,100	$7,364	$(736)	(9%)
Net Loss	$(6,387)	$(8,428)	$(2,041)	(32%)

Nine Months Ended September 30, 2010 ($000’s)
	As Reported	If Adjusted	Dollar Impact	% Impact
Accumulated Deficit	$(43,290)	$(46,984)	$(3,694)	(9%)
Total Equity	$15,892	$15,247	$(645)	(4%)
Net Loss	$(6,996)	$(7,518)	$(522)	(7%)

The Company considered the following qualitative factors in assessing the materiality of the financial statement misstatement:

1.
The Company discloses, in its filings with the Commission, that its core business, the development of drug candidates, is not currently profitable and may never become profitable. It also discloses that even if the Company is successful in developing and commercializing one or more of the drug candidates, it expects to incur substantial losses in the foreseeable future and may never become profitable.

2.
The Company has entered into several private placements of its stock over the last three years. The potential dilutive impact of the exercise of the AD features and the warrants contained in the December 2007 and March 2008 placements were disclosed as part of those placements.

3.
The core business of the Company has only produced losses and losses are expected in the future. In reviewing the financial impact of the AD feature, there are some quarters where the previously reported loss, would become income for that quarter. The Company believes that result may be misleading to the reader of the financial statements.

Ms. Keira Nakada
December 3, 2010

4.
The Company believes that investors (both through public and private placements) purchase its stock based upon their belief in the Company’s ability to develop the drug products in its pipeline and are focused on the Company’s research and development efforts and not the financial results of the Company. Since the Company has disclosed that its primary business purpose is to develop these products (and future ones); that it may be unsuccessful in these efforts and, as a result, may never be profitable, and has experienced significant losses in the past, management of the Company believes that investors are not relying upon the historical financial results of the Company in making their investment decisions.

5.	Earnings trends are not impacted. There are no debt covenants with which to comply as there is no debt. Management compensation is not affected.

6.	The AD features have expired in December 2009 and March 2010, and the warrants will expire in December 2010 and March 2011.

In the Company’s opinion, the quantitative impact effectively reverses itself by September 30, 2010 and the qualitative factors, in conjunction with the quantitative factors leads to the conclusion that a restatement of the financials is not warranted.

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (240) 268-5305.

Ms. Keira Nakada
December 3, 2010

Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ TAE HEUM JEONG

Tae Heum Jeong
Chief Financial Officer